# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connect Biopharma Holdings Ltd, CIK 0001835268
CUSIP: 207523101
Title of class of securities: Ordinary Shares, par value $0.000174 per share
Address of issuer's principal executive offices: 3580 CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 04/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001912836

## Reporting persons
- BioFortune Inc: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,987,431; sole dispositive power 0; shared dispositive power 5,987,431; aggregate amount beneficially owned 5,987,431 (9.5% of the class)
- Wubin Pan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 6,026,813; sole dispositive power 0; shared dispositive power 6,026,813; aggregate amount beneficially owned 6,026,813 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Connect Biopharma Holdings Ltd
Address of issuer's principal executive offices: 3580 CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, CALIFORNIA, 92130.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Biofortune Inc.

Wubin Pan
Address of principal business office or, if none, residence: The registered address of Biofortune Inc. is c/o Biofortune Inc., Coastal Building, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of the reporting person is: Suite 103, Building #3, Shu-Yuan Road No. 99, Taicang, JiangSu Province, China
Citizenship: Biofortune Inc. is organized under the laws of the British Virgin Islands, Wubin Pan is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Pan is the beneficial owner of 6,026,813 Ordinary Shares, which consist of (i) 5,987,431 Ordinary Shares held of record by Biofortune Inc. and (ii) 39,382 Ordinary Shares held of record by Mr. Pan?s spouse. Mr. Pan is the sole shareholder of Biofortune Inc. As a result, Mr. Pan may be deemed to share beneficial ownership over the securities held of record by Biofortune Inc.
Percent of class:
Biofortune Inc.:9.5%
Wubin Pan: 9.6%

Note: The ownership information presented herein represents beneficial ownership of Ordinary Shares as of March 31, 2026, based upon 62,651,282 Ordinary Shares outstanding as disclosed in the Issuer?s Form 10-K and Form 8-K filed with SEC on March 31, 2026.
Sole power to vote or to direct the vote:
Biofortune Inc.:0
Wubin Pan: 0
Shared power to vote or to direct the vote:
Biofortune Inc.: 5,987,431
Wubin Pan: 6,026,813
Sole power to dispose or to direct the disposition:
Biofortune Inc.:0
Wubin Pan: 0
Shared power to dispose or to direct the disposition:
Biofortune Inc.: 5,987,431
Wubin Pan: 6,026,813

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BioFortune Inc: Wubin Pan, Wubin Pan, Director (04/14/2026)
- BioFortune Inc: Wubin Pan, Wubin Pan (04/14/2026)
- Wubin Pan: Wubin Pan, Wubin Pan (04/14/2026)